Filed by: CIM Real Estate Finance Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies: CIM Income NAV, Inc. (Commission File No.: 000-55187)
November 8, 2021
Dear Stockholder,
We are pleased to provide you with the proxy materials for a special meeting of stockholders of CIM Income NAV, Inc. (“INAV”). Your vote is very important. Please review the materials carefully and vote using one of the methods detailed on the enclosed flyer. The Board of Directors of INAV recommends that you vote “FOR” each of the proposals.
What is being proposed?
For complete information on the proposals, please see the enclosed materials.
On September 22, 2021, INAV announced that it had entered into a definitive merger agreement (the “INAV Merger Agreement”) whereby CIM Real Estate Finance Trust, Inc. (“CMFT”) would acquire INAV in a stock-for-stock, tax-free merger transaction. This proposal is your opportunity to cast your vote in favor of the merger.
What are the potential benefits to stockholders?
We believe combining the two REITs would result in significant benefits for current INAV stockholders, including:
•Greater Scale: Stockholders will be invested in one of the largest credit-focused REITs in the industry. With $6.0 billion and $3.2 billion1 in enterprise value and equity value, respectively, the combined company (“CC CMFT”) will have enhanced access to debt and equity capital.
•Diversification: With 590 properties and 23.8 million square feet of real estate as of June 30, 2021, CC CMFT will have significantly greater tenant, industry and asset type diversity than INAV has on a standalone basis. While INAV’s top five tenants account for 22% of its portfolio, CC CMFT’s top five tenant concentration will be just 19%, with no single tenant concentration above 5%. CC CMFT will have greater flexibility to opportunistically pursue growth strategies and recycle non-core assets including multi-tenant shopping centers.
•Distribution Growth Potential: CMFT intends to increase its distribution rate following closing of the merger and subject to approval by the CMFT Board of Directors, so that INAV stockholders will receive aggregate per annum distributions in an amount equal to or greater than INAV’s current annualized distributions after the closing of the proposed merger.
•Path to Liquidity: Ultimately, we believe the transaction will lead to greater liquidity for stockholders by positioning CC CMFT for a public market listing. Subject to market conditions and the continued successful execution of its business plan, a listing is expected to occur in 2022.2
•Cost Savings: CC CMFT is expected to realize $2.8 million of annualized general and administrative synergies on a run-rate basis with additional cash flow improvement of $2.5 million to INAV stockholders through the elimination of ongoing stockholder servicing fees.
Subject to the terms and conditions of the merger agreement, INAV stockholders would receive an approximate 10.6% premium3 for each share of INAV common stock based upon the receipt of the following consideration:
•Class D: 2.574 shares of CMFT common stock, which is valued at approximately $18.53 per share
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

•Class T: 2.510 shares of CMFT common stock, which is valued at approximately $18.07 per share
•Class S: 2.508 shares of CMFT common stock, which is valued at approximately $18.06 per share
•Class I: 2.622 shares of CMFT common stock, which is valued at approximately $18.88 per share
When is the transaction targeted to close, and where can I find more information?
The merger between INAV and CMFT is expected to close in the fourth quarter of 2021, subject to customary closing conditions set forth in the INAV Merger Agreement, including INAV stockholder approval. All filings related to the proposed transactions are available at www.cimgroup.com/announcements.
When is the INAV Special Meeting?
The INAV Special Meeting is scheduled to be held virtually on December 14, 2021 at 11:30 a.m. Pacific Time. Visit www.proxydocs.com/INAV for complete meeting details. Please help INAV save time and expenses by voting your shares immediately.
If you have questions about the voting process, please call 1.844.280.5347 to be connected directly to a proxy specialist. Thank you for your prompt response on these proxy materials, and we look forward to continuing to serve you in the years to come.
Sincerely,
CIM Group

1) Based on CMFT’s and INAV’s respective most recently published NAVs, published as of 3/31/2021 and 7/31/2021, respectively. CC CMFT equity value assumes a 10.6% premium paid in consideration on all INAV shares outstanding as of 7/31/2021.
2) There is no guarantee that a public market listing will take place within the expected time period or at all.
3) Premium is approximate, based on the average exchange ratio.

CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

Cautionary Statement Regarding Forward-Looking Information
This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for INAV and CMFT and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the merger or any of the other mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of INAV; the ability of CMFT to achieve the expected cost synergies or to engage in any liquidity event; the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of INAV and CMFT and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in INAV’s and CMFT’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and other reports filed by INAV and CMFT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither INAV nor CMFT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.
Additional Information and Where to Find It
In connection with the proposed merger, CMFT has filed a registration statement on Form S-4 with the SEC that includes a proxy statement of INAV and also constitutes a prospectus of CMFT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that have been made or will be made available to the stockholders of INAV. In connection with the proposed merger, INAV has filed and intends to continue to file other relevant materials with the SEC, including a proxy statement on Schedule 14A relating to the special meeting of its stockholders referred to above. STOCKHOLDERS OF INAV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of INAV can obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/announcements, as they become available.
Participants in Solicitation
INAV and its directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from INAV’s stockholders in respect of the proposed merger between INAV and CMFT. Information regarding the directors, executive officers and external advisors of INAV and CMFT is contained in the Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC by each entity on March 31, 2021, as amended by INAV on April 19, 2021 and as amended by CMFT on April 27, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of INAV regarding its proposed merger with CMFT.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.

CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC